
13002964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission File Number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049


SEC MAIL PROCESSING
RECEIVED
JUN 2 5 2013
WASH, D.C.
193
SECTION

FINANCIAL STATEMENTS AND AUDITOR'S REPORT
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN
DECEMBER 31, 2012 AND 2011

B102043

CONTENTS



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Abbott Laboratories Stock Retirement Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 25, 2013

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2012	2011
Assets		
Cash	$ 5,076	$ 2,544
Investments, at fair value	7,205,609	6,464,618
Notes receivable from participants	126,654	127,052
Accrued interest and dividend income	969	2,587
Other receivables	304	355
Due from brokers	7,961	9,689
Total assets	7,346,573	6,606,845
Liabilities		
Other payables	1,211	1,054
Due to brokers	5,806	230,665
Total liabilities	7,017	231,719
Net assets reflecting all investments at fair value	7,339,556	6,375,126
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,061)	(4,493)
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,338,495	$ 6,370,633

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 147,403
Participant	307,252
Total contributions	454,655
Investment income	
Net appreciation in fair value of investments	814,274
Interest and dividends	183,400
Net investment income	997,674
Interest income on notes receivable from participants	4,417
Total additions	1,456,746
Deductions	
Benefits paid to participants	590,529
Other expenses	331
Total deductions	590,860
Net increase prior to transfer	865,886
Plan transfers (note G)	101,976
NET INCREASE AFTER TRANSFER	967,862
Net assets available for benefits	
Beginning of year	6,370,633
End of year	$ 7,338,495

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott") and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections. Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and may contribute up to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2012 and 2011, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2012 and 2011: Abbott common shares, SRP Short Term Investment Fund, American Funds (including EuroPacific Growth Fund, Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), Vanguard Developed Markets Index Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Dodge & Cox Balanced Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund and Wellington Mid Cap Growth Fund.

During 2012 the BlackRock Mid Cap Value Equity Fund and Dodge & Cox Balanced Fund were replaced with the Vanguard Mid-Cap Value Index Fund – Admiral and GMO Global Asset Allocation Series Fund, respectively.

Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), in 2004 and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their Plan accounts.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2012 and 2011, forfeitures reduced Abbott's contributions by approximately $1,108,000 and $763,000, respectively. Approximately $299,000 and $309,000 of forfeitures were available at the end of 2012 and 2011, respectively, to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the statements of net assets available for benefits present all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Rules

In January 2010, the FASB amended the rules regarding fair value measurement to include, among other things, separate disclosure of the purchase, sale, issuance, and settlement of assets measured using significant unobservable inputs is required. The Plan adopted this amendment in its December 31, 2011 financial statements. This amendment did not have a material impact on the Plan's financial statements.

In May 2011, the FASB issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures. The guidance has been applied to the December 31, 2012 financial statement and it did not have a material impact on the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Mortgage and government related securities - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Collective trust funds - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

SRP STIF Fund investments:

Short-term notes, government guaranteed notes, municipal bonds, and U.S. treasury bills, - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Repurchase agreements – Valued at cost, which approximates fair value given the instruments' short duration.

Guaranteed investment contracts ("GICs") - Valued on a contract-by-contract basis by the individual GIC issuer or, in some cases, by PIMCO. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Floating rate notes, short-term asset backed securities, U.S. Government agencies and treasury notes, corporate bonds and international securities - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Commercial paper - Valued at amortized cost, which approximates fair value given the instruments' short duration of less than 130 days.

Short-term investment funds - Valued using $1 for the net asset value per unit, which approximates fair market value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2012 and 2011 (dollars in thousands):

	Basis of Fair Value Measurement			
2012	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 2,864,977	$ -	$ -	$ 2,864,977
Hospira	52,810	-	-	52,810
Total common stock	2,917,787	-	-	2,917,787
Mutual funds				
Growth	565,001	-	-	565,001
Blend	1,617,765	-	-	1,617,765
Value	525,993	-	-	525,993
Income	526,415	-	-	526,415
Total mutual funds	3,235,174	-	-	3,235,174
Collective trust funds				
Growth (b)	-	78,369	-	78,369
Blend (c)	-	96,459	-	96,459
Total collective trust funds	-	174,828	-	174,828
SRP STIF Fund				
Floating rate notes				
Corporate	-	31,258	-	31,258
U.S. Government agencies	-	644,920	-	644,920
Total floating rate notes	-	676,178	-	676,178
Repurchase agreements	-	4,000	-	4,000
GICs	-	-	79,167	79,167
Short-term notes				
Corporate	22,974	-	-	22,974
Government guaranteed notes	10,999	-	-	10,999
Municipals	10,860	-	-	10,860
Short-term asset backed securities	-	19,650	-	19,650
U.S. Government agencies and treasury	-	7,413	-	7,413
Commerical paper	-	13,340	-	13,340
Corporate bonds	-	18,483	-	18,483
International	-	14,404	-	14,404
Short-term investment funds	352	-	-	352
Total SRP STIF Fund	45,185	753,468	79,167	877,820
Total assets at fair value	$ 6,198,146	$ 928,296	$ 79,167	$ 7,205,609

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2011	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 2,523,072	$ -	$ -	$ 2,523,072
Hospira	61,087	-	-	61,087
Total common stock	2,584,159	-	-	2,584,159
Managed accounts				
Common stock				
Midcap	85,739	-	-	85,739
Information technology & telecommunication services	67,589	-	-	67,589
Consumer discretionary & consumer staples	58,770	-	-	58,770
Healthcare	63,055	-	-	63,055
Financials	51,477	-	-	51,477
Materials & industrials	27,979	-	-	27,979
Energy	24,159	-	-	24,159
Total common stock	378,768	-	-	378,768
Fixed income				
U.S. Treasury	4,171	-	-	4,171
Corporate	-	44,372	-	44,372
Mortgage related	-	38,942	-	38,942
Government related	-	6,912	-	6,912
Total fixed income	4,171	90,226	-	94,397
Collective trust funds				
Short-term investment fund (a)	5,312	-	-	5,312
Cash	5	-	-	5
Total managed accounts	388,256	90,226	-	478,482

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2011 - continued	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Mutual funds				
Growth	468,915	-	-	468,915
Blend	958,584	-	-	958,584
Value	343,415	-	-	343,415
Income	345,958	-	-	345,958
Total mutual funds	2,116,872	-	-	2,116,872
Collective trust funds				
Growth (b)	-	80,427	-	80,427
Blend (c)	-	78,279	-	78,279
Total collective trust funds	-	158,706	-	158,706
SRP STIF Fund				
Floating rate notes				
Corporate	-	7,899	-	7,899
U.S. Government agencies	-	52,597	-	52,597
Total floating rate notes	-	60,496	-	60,496
Repurchase agreements	-	450,300	-	450,300
GICs	-	-	80,636	80,636
Short-term notes				
Corporate	15,784	-	-	15,784
Government	65,477	-	-	65,477
Total short-term notes	81,261	-	-	81,261
Government guaranteed notes	22,764	-	-	22,764
Municipals - taxable	4,004	-	-	4,004
Short-term asset backed securities	-	1,608	-	1,608
U.S. Government agencies bonds	-	9,987	-	9,987
Short-term investment funds	415,343	-	-	415,343
Total SRP STIF Fund	523,372	522,391	80,636	1,126,399
Total assets at fair value	$ 5,612,659	$ 771,323	$ 80,636	$ 6,464,618

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment objective of these funds is to maximize interest income on short term investment funds while providing liquidity for participant withdrawals. Redemption from the funds is permitted daily.

(b) The fund invests in small and midsize companies. The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

(c) This fund invests in international securities. The investment objective of this fund is to seek long-term capital appreciation by achieving a return in excess of the S&P Broad Market Global Ex U.S. Index. Redemption from the fund is permitted daily.

The following table summarizes the changes in assets that are measured using significant unobservable inputs (dollars in thousands) for the year ended December 31, 2012:

	GICs
Balance, beginning of 2012	$ 80,636
Total change in unrealized gain	(3,432)
Interest earned	1,963
Maturities	-
Balance, end of 2012	$ 79,167

Unrealized gains/(losses) from the GICs are not included in the statement of changes in net assets available for benefits as the contracts are recorded at contract value for purposes of the net assets available for benefits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following table represents the Plan's assets as of December 31, 2012 measured using significant unobservable inputs, the valuation techniques used to measure the fair value of those assets and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
GICs	$79,167	Discounted Cash Flow	Discount Rate	0.48%
			Duration in Years	0.18 – 0.42
			Payout Date	3/5/13-6/3/13

The significant unobservable inputs used in the fair value measurement of the Plan's GICs are the discount rate, duration in years and the payout date. The discount rate is from quoted sources or a calculated linear interpolated rate. For contracts with multiple cash flows, each cash flow is discounted by the closest appropriate discount rate. Full payment of principal and interest at maturity is assumed in all calculations. Given the short duration remaining, a significant increase or decrease in these inputs would not have a significant impact on the fair value measurement. This methodology is reasonable per management's evaluation.

Guaranteed investment contracts in the SRP STIF Fund

Mercer maintains contributions to the SRP STIF Fund in a separate account. The account is credited with earnings on underlying investments and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the SRP STIF Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the SRP STIF Fund at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are negotiated with each issuer at the time of purchase and are fixed throughout the term of the contracts, with the exception of one contract, which resets monthly based on the Consumer Price Index plus a spread.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Guaranteed investment contracts in the SRP STIF Fund - Continued

	2012	2011
Average yields (approximate)		
Based on actual earnings	4.6%	5.5%
Based on interest rate credited to participants	4.6%	5.5%

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud. The GICs mature by June 3, 2013.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira stock. Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Abbott common shares	$2,864,977	$2,523,072
Growth Fund of America, Class R6	565,001	468,915
GMO Global Asset Allocation Series Fund, Class R6	426,654	n/a
American Funds EuroPacific Growth Fund, Class R6	409,962	370,465
Vanguard Institutional Index Fund	386,639	n/a
BNY Mellon STIF	n/a	414,750

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2012 and 2011 is presented below:

	2012	2011
Abbott common shares, 43,740,112 and 44,870,563 shares, respectively (dollars in thousands)	$2,864,977	$2,523,072
Market value per share	$65.50	$56.23

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$ 494,228
Mutual funds	297,229
Fixed income	5,438
Collective trust funds	17,379
	$ 814,274

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares. Bank of New York Mellon is the custodian of these shares and of the SRP STIF Fund assets, exclusive of the GICs and therefore is considered a party in interest.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC. A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 28, 2011 to request an updated favorable determination letter for the Plan. The Plan has not yet received a new determination letter.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - ACQUISITIONS

On February 16, 2010 Abbott completed its acquisition of Solvay's pharmaceuticals business. On April 2, 2012, the Abbott Savings Plan for Former Employees of Solvay, the plan covering Solvay employees, merged with and into the Plan. Assets totaling $101,975,757 transferred into the Plan in connection with the merger.

NOTE H – SUBSEQUENT EVENTS

On January 1, 2013, Abbott separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. ("AbbVie"); the diversified medical products businesses remained with Abbott. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer new money to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock or the GMO Global Asset Allocation Series Fund.

Effective January 1, 2013, the AbbVie Savings Plan was created. Assets totaling approximately $2.4 billion were transferred to the AbbVie Savings Plan.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares				$ 2,864,977
Hospira, Inc., common stock				52,810
Mutual funds				
American Funds EuroPacific Growth Fund, Class R6				409,962
American Funds Growth Fund of America, Class R6				565,001
American Funds The Investment Company of America Fund, Class R6				255,818
American Funds Washington Mutual Investors Fund, Class R6				167,831
GMO Global Asset Allocation Series Fund, Class R6				426,654
PIMCO All Asset Fund				192,653
PIMCO Total Return Fund				333,762
Vanguard Developed Markets Index Fund				76,030
Vanguard Extended Market Index Fund				318,480
Vanguard Institutional Index Fund				386,639
Vanguard Mid-Cap Value Index Fund - Admiral				102,344
Collective trust funds				
Blackrock International Opportunities Fund				96,459
Wellington Mid Cap Growth Fund				78,369
*Loans to participants, 3.25% to 10.50%				126,654
SRP Short Term Investment Fund				
Floating rate securities				
Bank of Nova Scotia	0.51%	3/27/2014		4,897
Fed Farm Credit Bank	0.22%	8/27/2014		55,686
Fed Farm Credit Bank	0.27%	7/21/2014		96,953
Fed Farm Credit Bank	0.31%	3/4/2015		22,480
Fed Farm Credit Bank	0.18%	10/27/2014		165,356
Fed Farm Credit Bank	0.20%	1/28/2015		156,830
Fed Farm Credit Bank	0.32%	3/24/2015		2,498
Fed Farm Credit Bank	0.25%	9/8/2014		5,018
Fed Home Loan Bank	0.37%	8/18/2014		29,445
FNMA Global	0.30%	3/4/2014		97,233
FNMA	0.36%	6/23/2014		13,421
General Electric Capital Corp Senior Unsecured	0.98%	4/7/2014		2,515
Kommunalbanken AS	0.43%	3/10/2014		3,997
Landbk Hessen-Thueringen	0.74%	1/24/2013		2,000
Nordea Bank Finland	1.23%	4/9/2014		2,000
Nordea Eiendomskreditt	0.77%	4/7/2014		10,041
Swedish Export Credit	1.06%	8/14/2014		202
Svenska Handelsbanken	0.86%	9/25/2013		600
Toyota Motor Credit Corp	0.48%	1/27/2014		5,006
Repurchase agreements				
U.S. Agency	0.16%	1/11/2013		1,500
U.S. Agency	0.23%	1/2/2013		2,500

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2012
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Short Term Investment Fund - Continued				
Guaranteed investment contracts				
Metropolitan Life Insurance Company	3.74%	4/2/2013		24,998
Metropolitan Life Insurance Company	5.42%	5/28/2013		12,689
Principal Life Insurance Company	5.48%	6/3/2013		25,425
Prudential Asset Management Company	3.69%	3/5/2013		14,994
Short-term asset backed securities				
Ally Auto Receivables 2012-3-A1	0.34%	6/17/2013		197
Honda Auto Receivables 2012-1-A2	0.57%	8/15/2014		7,368
Nissan Auto Receivables 2012-A A2	0.54%	10/15/2014		9,969
Toyota Auto Receivables 2010-C A3	0.77%	4/15/2014		2,116
U.S. Government agencies and treasury notes				
Fed Home Loan Mortgage	0.50%	2/21/2014		2,902
U.S. Treasury Note	0.25%	2/28/2014		3,001
U.S. Treasury Note	0.25%	3/31/2014		1,510
Short-term notes				
Bank Nederlandse Gemeenten	4.15%	12/18/2013		208
Bank of Nova Scotia	2.38%	12/17/2013		2,936
IBM Corp	6.50%	10/15/2013		4,220
Japan Finance Corp	4.25%	6/18/2013		3,394
Landwirtschaftliche Rentenbank	3.25%	3/15/2013		2,053
Ontario Electricity	7.45%	3/31/2013		3,569
Rabobank Nederland	3.38%	2/19/2013		6,594
Government guaranteed notes				
Dexia Credit Local	1.70%	9/6/2013		10,999
Municipals				
Mount San Antonio CA Community College	3.50%	8/1/2013		3,411
New York, NY Series D	5.00%	10/15/2014		2,191
New York, NY Series C	2.23%	10/1/2014		3,099
North Slope Boro AK	4.00%	6/30/2014		1,427
Orlando, FL Utilities	3.00%	10/1/2014		732
Commericial paper				
Abbey National North America LLC		4/3/2013		7,960
Erste Abwicklun Disc		8/2/2013		5,380
Corporate bonds				
CME Group	5.75%	2/15/2014		160
Nestle Holdings	2.13%	3/12/2014		2,612
Novartis Capital Corp	4.13%	2/10/2014		7,340
Yale University	2.90%	10/15/2014		8,371

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2012
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Short Term Investment Fund - Continued				
International				
Finnish T-Bill	0.00%	6/19/2013		3,994
Province of Ontario Canada	1.38%	1/27/2014		3,040
Shell International Finance	4.00%	3/21/2014		7,370
Short-term investment funds				
TBC Inc. Pooled Emp. Daily				352
				$ 7,331,202

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 25, 2013

By: Mary K. Moreland
Mary K. Moreland
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.



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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 25, 2013, with respect to the financial statements and supplemental schedule included in the Annual Report of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008
333-169888	October 12, 2010

Grant Thornton LLP

Chicago, Illinois
June 25, 2013